FOIA CONFIDENTIAL TREATMENT OF LIMITED PORTIONS REQUESTED BY AUTOLIV, INC., PURSUANT TO RULE 83 (17 C.F.R. §200.83) AND RULE 12B-4 OF THE EXCHANGE ACT

June 23, 2015

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2015
File No. 001-12933

Dear Ms. Raminpour:

We are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated May 27, 2015 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we have reproduced in italics below the comments from the Comment Letter with the responses following.

Pursuant to the provisions of Rule 12b-4 (“Rule 12b-4”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules of Practice of the Commission contained under 17 C.F.R. § 200.83 (“Rule 83”), the Company has supplementally furnished and requests confidential treatment for the information attached to this letter as Supplement A (the “Supplemental Materials”). The Supplemental Materials included in Supplement A have been omitted from the Company’s filing on EDGAR and are submitted separately to the Staff.

In accordance with Rule 12b-4, the Company requests that the Supplemental Materials be returned promptly following completion of the Staff’s review. The Supplemental Materials, as provided in Rule 12b-4, are not required to be filed with or deemed part of the Company’s Exchange Act reports. Please return the Supplemental Materials in the enclosed addressed, prepaid overnight delivery envelope when you have completed your review, or call the undersigned and we will arrange to have the Supplemental Materials retrieved from the Commission.

Additionally, in accordance with Rule 83, because of their commercially sensitive nature, the Company requests, confidential treatment of the Supplemental Materials. The Company has submitted a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with

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the confidential treatment request of the Supplemental Materials. Any questions or notifications with respect to this request for confidential treatment should be directed to our outside counsel, Dennis O. Garris, at Alston & Bird LLP at 202-239-3452.

Form 10-Q for the quarter ended March 31, 2015

11. Contingent Liabilities

Antitrust matters, page 15

1.	Please advise how many OEMs were included in the direct purchaser class, and how many opted-out of the settlement agreement reached in May 2014. We noted of those that opted-out, settlements were reached with two OEMs during the quarter ended March 31, 2015. One of which accounted for most of the $81 million aggregate settlement amount. In this regard, please explain why the settlement amount for this particular OEM was significantly higher relative to the class settlement agreement of $40 million reached in May 2014. As part of your response, please identify the OEM.

RESPONSE:

All OEMs who purchased occupant safety products in the U.S. from any defendant in the Occupant Safety Systems segment of the Automotive Parts Antitrust Multi-District Litigation were initially included in the Company’s settlement with the U.S. direct purchaser settlement class. A total of 20 OEMs were among those settlement class members who were given notice of the Company’s settlement and were given the option to opt-out of the settlement class by October 30, 2014. Two OEMs opted out of the settlement class. All other OEMs and all other direct purchasers remained in the settlement class, did not object to the settlement and were bound by the settlement that covered only purchases of occupant safety products in the U.S. and was announced in May 2014 and approved by the court in January 2015.

The response to the remainder of the Staff’s comment is included in Supplement A. We believe it is appropriate to include our response in Supplement A since it describes confidential commercial information and litigation negotiation and settlement discussions.

2.	For the OEM that accounted for most of the aggregate settlement amount reached in March 2015, please provide us with a detailed timeline which includes claims for damages requested by the OEM, and any counter offers made by you. In addition, please explain to us in greater detail the nature of the losses and damage contentions asserted by the OEM and why you believed they were unverified and unsupportable, including why the information provided by the OEM was insufficient to justify its claim. Please be specific in your response.

RESPONSE:

In response to the Staff’s comment, the Company has included in Supplement A a detailed timeline of the discussions with the OEM leading up to the announcement of the settlement agreement, including the claims for damages requested by the OEM and any counter offers made by the Company. We believe it is appropriate to include our response in Supplement A since it describes confidential commercial information and litigation negotiation and settlement discussions.

We thought it may be helpful to the Staff to provide some background regarding antitrust disputes. Parties attempting to settle or litigate antitrust disputes face significant challenges as these

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disputes present complex issues involving both liability and damages. Antitrust liability issues typically focus on the inferences and conclusions that can be drawn from the relevant facts. The ultimate liability question is whether and to what extent a company conspired with one or more competitors to affect the prices charged to the claimant, causing antitrust injury to the claimant. Facts, inferences and causation are often hotly disputed, as was the case here. Questions, including, did a communication between competitors occur, what was its meaning, did it or related actions have an effect on prices, and for which particular products, are repeatedly applied to complex fact patterns. Parties will disagree over whether there exists an innocent, legitimate business explanation for certain conduct, or whether the conduct was part of a conspiracy in which competitors knowingly participated. Allegations of damages flowing from the antitrust injury are also examined and contested. Under the antitrust laws, each co-conspirator competitor is jointly and severally liable for three times the damages caused to a claimant by the conspiracy. Thus, a claimant may seek to recover from a single defendant treble the damages it suffered in its affected purchases from all the participants in the conspiracy, plus attorneys’ fees. Damages, or the amount of the alleged overcharges above competitive prices, become a critical issue. A claimant must support its contentions with sound economic analysis and data, not unsupported claims or so-called junk science as referred to by the courts. Damages experts may use econometric models to compare prices of allegedly affected products during the period of an alleged conspiracy to prices for those products before and/or after the alleged conspiracy, in an attempt to show the amount of unlawful overcharges. In sum, parties attempting to resolve claims amicably or through adversarial proceedings must consider the existence, or not, of actionable misconduct, the scope of the misconduct and its effect, and whether and to what extent otherwise competitive prices were affected.

Allegations of damages flowing from the antitrust injury are also examined and contested. Under the antitrust laws, each co-conspirator competitor is jointly and severally liable for three times the damages caused to a claimant by the conspiracy. Thus, a claimant may seek to recover from a single defendant treble the damages it suffered in its affected purchases from all the participants in the conspiracy, plus attorneys’ fees. Damages, or the amount of the alleged overcharges above competitive prices, become a critical issue. A claimant must support its contentions with sound economic analysis and data, not unsupported claims. Damages experts may use econometric models to compare prices of allegedly affected products during the period of an alleged conspiracy to prices for those products before and/or after the alleged conspiracy, in an attempt to show the amount of unlawful overcharges. In sum, parties attempting to resolve claims amicably or through adversarial proceedings must consider the existence, or not, of actionable misconduct, the scope of the misconduct and its effect, and whether and to what extent otherwise competitive prices were affected.

3.	As part of your detailed timeline, please also provide timing of the communications that occurred between you and the OEM, including when consideration of the on-going business relationship became more a compelling reason for you to reach a potential settlement rather than moving forward with arbitration. Your response should include the nature of the discussion(s) which lead you to believe your business relationship would be at risk in which it eventually outweighed your belief that their claims were unsupportable.

RESPONSE:

In response to the Staff’s comment, the Company has included in Supplement A a detailed timeline of the negotiations and settlement communications with the OEM leading up to the announcement of the settlement agreement, including the timing of the Company’s discussions and considerations regarding the Company’s on-going business relationship with the OEM. We believe it is appropriate to include our response in Supplement A since it includes confidential commercial information and the negotiations and settlement communications are confidential and protected by Rule

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408 of the Federal Rules of Evidence, and have been maintained as such by the Company and the OEM. The settlement agreement is also confidential.

4.	As it appears that maintaining a positive relationship with this customer was the impetus to settling, please tell us how you consider whether this transaction represented an inducement to the customer and why you believe it is appropriate to recognize the entire settlement amount within operating expense rather than as a reduction to revenue (i.e. incentive or concession).

RESPONSE:

In response to the Staff’s comment, the Company has included in Supplement A a discussion of why the Company believes the settlement was not an inducement to the OEM and why the Company believes it is appropriate to recognize the entire settlement amount within operating expense. We believe it is appropriate to include our response in Supplement A since it describes confidential commercial information and litigation negotiation and settlement discussions.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mats Wallin

Mats Wallin
Chief Financial Officer

Cc:	Fredrik Peyron, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP

Supplement A

The information in Supplement A has been redacted pursuant to a confidential treatment request by Autoliv, Inc. under Rules 83 and 12b-4.